UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 001-40299

Achilles Therapeutics plc

(Exact name of registrant as specified in its charter)

3rd Floor, 1 Ashley Road

Altrincham, Cheshire WA14 2DT

United Kingdom

Tel: +44 (0)20 8154 4600

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Notice of General Meeting

On February 3, 2025, Achilles Therapeutics plc (“Achilles” or the “Company”) issued notice of the Company’s General Meeting, a copy of which is furnished as Exhibit 99.1 to this Report on Form 6-K. The Company’s General Meeting will be held at Sancroft, 10-15 Newgate Street, London, EC1A 7AZ, United Kingdom, on March 20, 2025 at 14:00 (UK time). Furnished (i) as Exhibit 99.2 to this Current Report on Form 6-K is the Form of Proxy for the Bank of New York Mellon (the “Depositary”), (ii) as Exhibit 99.3 to this Current Report on Form 6-K is the Voting Instruction Form for holders of American Depositary Shares and (iii) as Exhibit 99.4 to this Current Report on Form 6-K are the Voting Instructions for holders of American Depositary Shares.

The Board of Directors of the Company (the “Board”) has been carefully considering the most efficient way to return further value to shareholders. Taking into account the Company’s remaining assets and its costs, the Board has determined that it would be in the best interests of the Company and its shareholders as a whole to put proposals to the shareholders to undertake a members’ voluntary liquidation of the Company to return capital to shareholders. The proposals, and certain related information, are set forth in the notice of General Meeting filed as Exhibit 99.1 hereto.

The foregoing description of the action to be taken at the General Meeting is qualified in its entirety by reference to the notice of the General Meeting filed as Exhibit 99.1 hereto.

Departure of Chief Scientific Officer

Sergio Quezada, PhD, Chief Scientific Officer of the Company, has stepped down as Chief Scientific Officer of the Company, effective February 1, 2025.

Change in Registered Office

The Company changed its principal executive office from the earlier 245 Hammersmith Road, London, W6 8PW, to now 3rd Floor, 1 Ashley Road, Altrincham, Cheshire WA14 2DT, United Kingdom.

*****

This Report on Form 6-K, including the exhibits hereto, is incorporated by reference into the Company’s filings under the Securities Act of 1933, as amended (the “Securities Act”) including the Company’s Registration Statements on Forms F-3 (File No. 333-268239) and S-8 (File Nos. 333-278501, 333-270344, 333-263220, and 333-255063) to the extent not superseded by information subsequently filed or furnished (to the extent the Company expressly states that it incorporates such furnished information by reference) by the Company under the Securities Act or the Securities Exchange Act of 1934, as amended.

INDEX TO EXHIBITS

Number	Description

99.1	Notice of General Meeting.

99.2	Form of Proxy for the Depositary.

99.3	Voting Instruction Form for holders of American Depositary Shares.

99.4	Voting Instructions for holders of American Depositary Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACHILLES THERAPEUTICS PLC

Date: February 4, 2025	By:	/s/ Robert Coutts
Robert Coutts
Chief Financial Officer